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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                AMENDMENT No. 2
                                 (Rule 13e-4)


           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          --------------------------

                        HALL, KINION & ASSOCIATES, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                          --------------------------

         Options to Purchase Common Stock, Par Value $.001 Per Share,
             Having an Exercise Price Per Share of $15.00 or More
                        (Title of Class of Securities)

                                   406069104
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                               Brenda C. Rhodes
                            Chief Executive Officer
                        Hall, Kinion & Associates, Inc.
                      2570 North First Street, Suite 400
                          San Jose, California 95131
                                (408) 895-5200
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                          --------------------------

                                   Copy to:
                             Lawrence Calof, Esq.
                          Gibson, Dunn & Crutcher LLP
                              1530 Page Mill Road
                             Palo Alto, CA  94304
                                (650) 849-5331

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                           CALCULATION OF FILING FEE

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          Transaction Valuation*                        Amount of Filing Fee**
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              $32,232,320.04                                   $6,446.46

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* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,579,327 shares of common stock of Hall, Kinion. & Associates, Inc. having an aggregate value of $32,232,320.04 as of June 14, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

** Amount Previously Paid: $6,143.61 Filing party: Hall, Kinion & Associates, Inc. Form or Registration No.: Schedule To Date filed: June 18, 2001.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_]  third party tender offer subject to Rule 14d-1.

       [X]  issuer tender offer subject to Rule 13e-4.

       [_]  going-private transaction subject to Rule 13e-3.

       [_]  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), originally filed with the Securities and Exchange Commission on June 18, 2001, to report the results of our offer to exchange options to purchase shares of our common stock, par value $.001 per share (the "Common Stock"), granted under the Hall, Kinion & Associates, Inc. 1995 Incentive Stock Option Plan (the "1995 Plan"), the Hall, Kinion & Associates, Inc. 1996 Stock Option Plan (the "1996 Plan"), the Hall, Kinion & Associates, Inc. 1997 Stock Option Plan (the "1997 Plan"), the Hall, Kinion & Associates, Inc. 2000 Employee Stock Option Plan (the "2000 Plan") and the Hall, Kinion & Associates, Inc. IT Professional Stock Option Plan (the "IT Plan", and with the 1995 Plan, the 1996 Plan, the 1997 Plan and the 2000 Plan, the "Option Plans") that have an exercise price per share of $15.00 or more, for new options to purchase shares of the Common Stock that we will grant under the applicable Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange (the "Offer to Exchange") dated June 18, 2001 and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer").

Item 4    Terms of the Transactions.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

     (c) The Offer expired at 12:00 midnight, Pacific time, on Tuesday, July 17, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 992,870 shares of Common Stock, representing approximately 44.7% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer, we will grant options to purchase an aggregate of 943,227 shares of Common Stock in exchange for such tendered options. On July 18, 2001, we sent to each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4) as previously filed, indicating the number of shares of Common Stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                              HALL, KINION & ASSOCIATES, INC.


                              /s/  Brenda C. Rhodes
                              ---------------------
                              Brenda C. Rhodes
                              Chief Executive Officer and Director
                              (Principal Executive Officer)

Date:  July 27, 2001

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